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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER RELEASES SECOND quarter 2015 results

HIGHLIGHTS

Q   In 2Q15, Embraer delivered 27 commercial and 33 executive (26 light and 7 large) jets. Deliveries in the first half of 2015 were 47 commercial jets and 45 executive (36 light and 9 large) jets;

Q   During 2Q15, the Company announced 102 firm orders for the current and second generation of the E-Jets commercial jets, reaching a total of 124 firm orders year-to-date;

Q   The Company’s firm order backlog ended 2Q15 at US$ 22.9 billion, the highest in Embraer’s history. This compares to US$ 20.4 billion in backlog at the end of 1Q15 and $20.9 billion at the end of 2014;

Q   As a result of aircraft deliveries, coupled with revenues from the Company’s Defense & Security business, 2Q15 revenues were US$ 1,513.2 million;

Q   EBIT and EBITDA1 margins were 6.8% and 11.7%, respectively, in 2Q15;

Q   2Q15 Net income attributable to Embraer Shareholders and Earnings per basic ADS totaled US$ 129.3 million and US$ 0.7096, respectively;

Q   Embraer generated US$ 72.7 million in Free Cash Flow during 2Q15;

Q   The Company issued US$ 1.0 billion in debt with a coupon rate of 5.05% maturing in 2025, with proceeds of US$ 996.8 million, for use in repayment of existing debt and general corporate purposes;

Q    Embraer reiterates its EBIT and EBITDA guidance for 2015 at US$ 490 – US$ 560 million and US$ 730 – US$ 850 million, respectively. However, in order to reflect the recent devaluation of the Brazilian real versus the U.S. dollar, the Company now expects 2015 consolidated revenues to range from US$ 5.8 – US$ 6.3 billion (US$ 6.1 to US$ 6.6 billion previously). EBIT margin should reach 8.5% to 9.0% in 2015 (8.0% to 8.5% previously) and 2015 EBITDA margin should range from 12.6% to 13.6% (12.0% to 13.0% previously). All other aspects of the Company’s financial and delivery guidance are unchanged.

MAIN FINANCIAL INDICATORS
	in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(1)
	1Q15	2Q14	2Q15	YTD15
Revenue	1,055.9	1,761.3	1,513.2	2,569.1
EBIT	79.6	186.8	102.2	181.8
EBIT Margin %	7.5%	10.6%	6.8%	7.1%
EBITDA	149.1	261.4	177.6	326.8
EBITDA Margin %	14.1%	14.8%	11.7%	12.7%
Adjusted Net Income ²	48.3	128.8	122.5	170.8
Net income (loss) attributable to Embraer Shareholders	(61.7)	143.4	129.3	67.6
Earnings (loss) per share - ADS basic (US$)	(0.3370)	0.7829	0.7096	0.3710
Net Cash (Debt)	(581.3)	(114.3)	(510.7)	(510.7)
(1) Derived from unaudited financial information.

1 EBIT, EBITDA, and their respective margins are non-GAAP measures. For more detailed information please refer to page 11.

2 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important  to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ 110.0 million in 1Q15, US$ (14.6) million in 2Q14, and US$ (6.8) million in 2Q15.

1

São José dos Campos, Brazil, July 30, 2015 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2014 (2Q14), March 31, 2015 (1Q15) and June 30, 2015 (2Q15), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES and gross margin

Embraer delivered a total of 27 commercial and 33 executive aircraft (26 light jets and 7 large jets) in 2Q15, compared to a total of 29 commercial and 29 executive aircraft (22 light jets and 7 large jets) in 2Q14. Over the first six months of 2015, the Company delivered 47 commercial and 45 executive aircraft (36 light jets and 9 large jets), compared to 43 commercial aircraft and 49 executive aircraft (39 light jets and 10 large jets) in the first six months of 2014. Revenues in 2Q15 totaled US$ 1,513.2 million, representing a decrease of 14.1% compared to 2Q14, with lower revenues in each segment. For the first six months of 2015, Revenues totaled US$ 2,569.1 million, which was down 14.5% from the US$ 3,003.6 million in the first half of 2014.

Gross margin declined from 21.9% in 2Q14 to 18.9% in 2Q15, driven mainly by a combination of lower revenues compared to last year, negatively affecting fixed cost dilution, and a cost base revision for certain contracts in the Defense & Security segment. Gross margin in the first half of 2015 was 20.9%, mostly in line with that of the same period last year.

EBIT

During 2Q15, Embraer generated EBIT of US$ 102.2 million, with an EBIT margin of 6.8%, compared to the US$ 186.8 million in EBIT and 10.6% EBIT margin reported in 2Q14, driven by the aforementioned decline in gross margin and the impact of lower revenues on dilution of fixed operating expenses in the quarter. Administrative expenses totaled US$ 46.6 million in 2Q15, which was a decline from the US$ 53.0 million reported in 2Q14, demonstrating the Company’s ongoing commitment to cost efficiency. Selling expenses also declined compared to last year’s quarter, at US$ 100.2 million in 2Q15 compared to US$ 115.1 million in 2Q14, due largely to cost control. Research expense of US$ 10.8 million in 2Q15 was lower than the US$ 11.4 million booked in 2Q14. Other operating income (expense), net increased US$ 8.1 million mainly due to impairment expenses on the portfolio of used aircraft in 2Q15. In the first six months of 2015, EBIT and EBIT margin were US$ 181.8 million and 7.1%, respectively, compared to EBIT of US$ 278.9 million and EBIT margin of 9.3% in the first six months of 2014.

A more favorable exchange rate also contributed to the decrease in Administrative, Selling, and Research expenses in 2Q15, considering that the average Brazilian Real to U.S. dollar exchange rate in 2Q15 was  38% lower compared to the same period of 2014.

net RESULTS

Net income attributable to Embraer and Earnings per basic ADS for 2Q15 were US$ 129.3 million and US$ 0.7096, respectively. Net margin was 8.5% in 2Q15 compared to 8.1% in 2Q14, due to a combination of US$ 49.6 million in foreign exchange gains in 2Q15 vs. US$ 3.7 million in 2Q14, with the increase driven by foreign exchange variation on certain receivables, and an income tax expense of US$ 21.3 million in 2Q15 compared to income tax expense of US$ 41.9 million in 2Q14. The real appreciation of 3% versus the US dollar during the quarter explains some of the income tax variation, due to non-cash deferred income tax gains on non-monetary assets.

Adjusted Net Income, excluding the deferred income tax and social contribution gain, was US$ 122.5 million in 2Q15, representing an Adjusted Net margin of 8.1% for the quarter.

2

monetary balance sheet accounts and other measures

Embraer ended 2Q15 with a net debt position of US$ 510.7 million compared to a net debt position of US$ 581.3 million at the end of 1Q15. The improvement in the Company’s net cash position during 2Q15 of US$ 70.6 million is largely a consequence of positive Free cash flow during the quarter.

		in millions of U.S.dollars
FINANCIAL POSITION DATA	(1)	(1)	(1)
	1Q15	2Q14	2Q15
Cash and cash equivalents	1,064.8	1,383.1	2,346.8
Financial investments	743.2	915.1	671.9
Total cash position	1,808.0	2,298.2	3,018.7
Loans short-term	260.5	88.5	339.9
Loans long-term	2,128.8	2,324.0	3,189.5
Total loans position	2,389.3	2,412.5	3,529.4
Net cash (Debt)*	(581.3)	(114.3)	(510.7)
* Net cash (Debt) = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term
(1) Derived from unaudited financial information.

Net cash generated by operating activities net of adjustments for financial investments was US$ 244.8 million in 2Q15 and Free cash flow3 for the quarter was US$ 72.7 million, compared to Net cash generated by operating activities net of adjustments for financial investments of negative US$ 291.4 million and Free cash flow of negative US$ 439.6 million in 1Q15. The principal drivers of improved Free cash flow in 2Q15 compared to 1Q15 were higher operating income, a decline in inventories, and an increase in advances from customers. Accumulated Free cash flow in the first six months of 2015 was negative US$ 366.9 million, in line with the seasonality of the business. The Company expects Free cash flow generation to improve during the second half of 2015 and reiterates its Free cash flow Guidance for the year of a use of US$ 100 million or better.

The table below presents a reconciliation of the Company’s free cash flow to its operating cash flow net of adjustments for financial investments for the periods indicated.

in millions of U.S.dollars
IFRS	2Q14	3Q14	4Q14	1Q15	2Q15	YTD15
Net cash generated (used) by operating activities (1)	13.3	48.6	506.6	(291.4)	244.8	(46.6)
Net additions to property, plant and equipment	(60.3)	(88.9)	(86.8)	(57.3)	(74.4)	(131.7)
Additions to intangible assets	(102.5)	(97.3)	(132.3)	(90.9)	(97.7)	(188.6)
Free cash flow	(149.5)	(137.6)	287.5	(439.6)	72.7	(366.9)
(1) Net of financial investments and unrealized gains (loss): 2Q14 ($ 126.8), 3Q14 $26.8, 4Q14 ($114.2), 1Q15 $105.4, 2Q15 ($ 93.1)

Net additions to total PP&E were US$ 74.4 million in 2Q15, including values related to spare parts pool programs, aircraft under lease or available for lease, CAPEX, and proceeds from sale of PP&E. Of the total 2Q15 PP&E additions, CAPEX amounted to US$ 35.9 million, additions of aircraft available for lease was US$ 8.2 million and additions of pool program spare parts totaled US$ 31.7 million. A portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX Outlook of US$ 300 million for 2015. This contracted CAPEX totaled US$ 14.1 million in 2Q15, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 2Q15 was US$ 21.8 million, and for the first six months of 2015 was US$ 94.1 million. Embraer´s total CAPEX investment in 2015 is still expected to be in line with the Company’s outlook for the year, as the Company expects higher investments in the second half of 2015.

3 Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Net additions to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 11.

3

In 2Q15, Embraer invested a total of US$ 97.7 million in product development, which was partially offset by contributions from suppliers of US$ 40.4 million. These supplier contributions are primarily related to the development of the E-Jets E2 program in the Commercial Aviation segment. In the first six months of 2015, Embraer invested US$ 188.6 million in product development, and received US$ 104.2 million in contributions from suppliers, yielding net development investments of US$ 84.4 million. As Development investments are expected to ramp-up for the remainder of 2015, the Company’s total Development investment net of supplier contributions in 2015 should be in line with its US$ 300 million Outlook for the year. The following tables outline investments in PP&E and R&D for the periods indicated.

in millions of U.S.dollars
	2Q14	3Q14	4Q14	1Q15	2Q15	YTD15
CAPEX	55.1	68.8	66.8	78.8	35.9	114.7
Contracted CAPEX (Included in CAPEX)	12.3	15.2	15.2	6.5	14.1	20.6
Additions of aircraft available for or under lease	-	12.0	7.5	3.2	8.2	11.4
Additions of Pool programs spare parts	5.2	8.1	12.6	11.4	31.7	43.1
PP&E	60.3	88.9	86.9	93.4	75.8	169.2
Proceeds from sale of PP&E	-	-	(0.1)	(36.1)	(1.4)	(37.5)
Net Additions to PP&E	60.3	88.9	86.8	57.3	74.4	131.7

in millions of U.S.dollars
	2Q14	3Q14	4Q14	1Q15	2Q15	YTD15
Additions	102.5	97.3	132.3	90.9	97.7	188.6
Contributions from suppliers	(68.5)	(44.4)	(13.9)	(63.8)	(40.4)	(104.2)
Development (Net of contributions from suppliers)	34.0	52.9	118.4	27.1	57.3	84.4
Research	11.4	9.7	16.7	7.4	10.8	18.2
R&D	45.4	62.6	135.1	34.5	68.1	102.6

The Company’s total debt increased from US$ 2,389.3 million at the end of 1Q15 to US$ 3,529.4 million at the end of 2Q15, due principally to a US$ 1,060.7 million increase in long-term loans. The increase in long-term loans came from the issuance of US$ 1,000.0 million in US dollar-denominated bonds with annual coupon of 5.05% and maturity in June 2025. The issuance also resulted in an increase of average debt maturity from 5.3 years at the end of 1Q15 to 6.5 years at the end of 2Q15.

4

The cost of Dollar denominated loans declined from 5.56% at the end of 1Q15 to 5.25% at the end of 2Q15 due to the aforementioned issuance of debt with a lower coupon rate. The cost of Real denominated loans increased from 6.12% to 6.24% per year, due to the general rise in interest rates in the Brazilian economy. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 2Q15 was 5.2 compared to 5.87 at the end of 1Q15. At the end of 2Q15, 21% of total debt was denominated in Reals.

Embraer’s cash allocation strategy is one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to reduce its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 2Q15, 62% was denominated in US Dollars, with the increase during the quarter explained by the $1,000.0 million issuance of US-dollar-denominated debt.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2015 cash flow exposure. The Company’s cash flow exposure is due to the fact that approximately 15% of its net revenues are denominated in Reals and approximately 25% of total costs are denominated in Reals. Having more Real denominated costs than revenues generates this cash flow exposure. For 2015, around 55% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 2.30. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 3.39.

operational balance sheet accounts

in millions of U.S.dollars
FINANCIAL POSITION DATA	(1)	(1)	(1)
	1Q15	2Q14	2Q15
Trade accounts receivable	759.4	815.1	852.9
Customer and commercial financing	67.7	81.3	56.8
Inventories	2,696.1	2,439.4	2,639.8
Property, plant and equipment	2,005.3	2,017.2	2,026.2
Intangible	1,267.1	1,123.8	1,296.7
Trade accounts payable	1,016.7	885.5	968.4
Advances from customers	801.0	902.3	838.7
Total shareholders' equity	3,771.9	3,872.2	3,904.8
(1) Derived from unaudited financial information.

The Company’s inventories declined US$ 56.3 million from the end of 1Q15 to US$ 2,639.8 million at the end of 2Q15, primarily due to a larger number of commercial jet and executive jet deliveries in the quarter. Trade accounts receivable increased US$ 93.5 million from the end of 1Q15 to end 2Q15 at US$ 852.9 million, including foreign exchange variation, and extended payment cycles by some clients, particularly in the Defense & Security segment. On the liabilities side, advances from customers grew US$ 37.7 million to end the period at US$ 838.7 million, and trade accounts payable decreased US$ 48.3 million to US$ 968.4 million at the end of 2Q15.

Intangibles increased by US$ 29.6 million from the end of 1Q15 to US$ 1,296.7 million at the end of 2Q15 as a consequence of investments in product development, combined with the receipt of contributions from suppliers to the Company’s ongoing development programs as well as amortization in the period. Property, plant and equipment increased by US$ 20.9 million to US$ 2,026.2 million at the end of 2Q15 given the Company’s CAPEX investment for plant expansion as well as prototypes and tooling for the E2 program.

5

Total Backlog

During 2Q15, Embraer delivered a total of 27 commercial and 33 executive aircraft. Considering all deliveries and firm orders obtained during the period, the Company’s firm order backlog increased to an all-time high of US$ 22.9 billion at the end of the quarter from US$ 20.4 billion at the end of 1Q15. The following chart presents the Company’s backlog evolution, in billions of dollars.

segment Results

The Commercial Aviation segment represented 58.3% of consolidated Revenues in 2Q15, up from the 55.2% in 2Q14. The participation of Executive Jets, Defense & Security, and Other Revenues as a percentage of total 2Q15 Revenues was 26.7%, 14.3% and 0.7%, respectively, compared to 23.9%, 20.3%, and 0.6% in the prior year period. The decline of the participation of the Defense & Security segment as a percentage of total Embraer Revenues was due to the 39% year-over-year decline in Revenues for this segment in 2Q15.

					in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(1)
BY SEGMENT	1Q15%		2Q14%		2Q15%		YTD15%
Commercial Aviation	662.3	62.7	971.9	55.2	882.7	58.3	1,545.0	60.2
Defense & Security	213.4	20.2	357.0	20.3	216.4	14.3	429.8	16.7
Executive Jets	167.0	15.8	420.6	23.9	403.6	26.7	570.6	22.2
Others	13.2	1.3	11.8	0.6	10.5	0.7	23.7	0.9
Total	1,055.9	100.0	1,761.3	100.0	1,513.2	100.0	2,569.1	100.0
(1) Derived from unaudited financial information.

6

Commercial Aviation

During 2Q15, Embraer delivered 27 commercial aircraft, as follows:

DELIVERIES	1Q15	2Q14	2Q15	YTD15
Commercial Aviation	20	29	27	47
EMBRAER 170	-	-	-	-
EMBRAER 175	20	16	22	42
EMBRAER 190	-	8	3	3
EMBRAER 195	-	5	2	2

During 2Q15, Embraer announced a firm order from China’s Tianjin Airlines, a subsidiary of the HNA Group, for 22 aircraft. The contract, with an estimated value of US$ 1.1 billion at current list prices, is comprised of 20 E195s and two E190-E2s. The agreement between the two companies for 40 aircraft was previously announced in July 2014. The remaining 18 E190 E2 aircraft will be part of a second approval by the Chinese authorities in a later stage. The first E195 will be delivered in 2015, and the first E190-E2 is scheduled for delivery in 2018.

Also, Azul Linhas Aéreas Brasileiras S.A. reached a final agreement with Embraer for 30 firm orders for the E195-E2 jets. The contract, announced as a Letter of Intent (LOI) during the 2014 edition of the Farnborough International Airshow, also includes an additional 20 purchase rights for the same model, bringing the total potential order up to 50 E195-E2 jets.

During the 51st Paris Air Show, held in June, Embraer released its 2015-2034 Market Outlook which details forecasted deliveries of new aircraft over the next 20 years in the segment of up to 210 seats, with a focus on the 70 to 130-seat capacity category, where Embraer is the market leader, valued at US$ 300 billion, considering current list prices. Embraer projects total market deliveries of 6,350 jets - 2,250 units in the 70 to 90-seat segment and 4,100 units in the 90 to 130-seat segment.

The 70 to 130-seat jet world fleet-in-service will increase from 2,590 aircraft in 2014 to 6,490 by 2034, the fastest growing among all aircraft seat segments. The replacement of ageing aircraft will represent 39% of new deliveries and 61% of deliveries will represent market growth.

Also during the Paris Air Show, Embraer announced a series of contracts both for the current generation of E-Jets as well as for the E-Jets E2. Colorful Guizhou Airlines, from China, signed a contract for seven E190 firm orders and ten options for the same model, with an estimated value of US$ 834 million at current list prices if all options are exercised. The first aircraft is scheduled for delivery in 2015.

SkyWest, Inc. (SkyWest) made a firm order for eight E175 jets. The aircraft will be flown by SkyWest Airlines under a Capacity Purchase Agreement (CPA) with Alaska Airlines. The value of the contract, which was included in Embraer’s 2015 second-quarter backlog, is estimated at US$ 355 million based on 2015 list prices. This is the second agreement between SkyWest and Alaska Airlines involving the E175. In November of last year, the two companies signed a CPA for seven aircraft of the same model.

Embraer S.A. also announced an agreement with United Airlines to add additional E175 jets to the United Express fleet. The agreement consists of 10 firm orders. Additionally, Embraer expects that United, or one of its partners, will convert options for 18 aircraft to firm orders in the near term. The 10 firm orders have an estimated value of US$ 444 million based on current list prices.

Aircastle Holding Corporation Limited, a subsidiary of Aircastle Limited (“Aircastle”) (NYSE: AYR), placed a firm order for 25 E-Jets E2s, consisting of 15 E190-E2s and 10 E195-E2s with an additional 25 purchase rights for 15 E190-E2s and 10 E195-E2s, bringing the total potential order to up to 50 aircraft.

With the new orders from Aircastle and Azul, the E-Jets E2 backlog reached 267 firm orders and a total of 640 commitments, including options and purchase rights.

7

Also with respect to the E2s, the concept of the cabin interior received the prestigious Crystal Cabin Award in the “Industrial Design and Visionary Concepts” category. The prize was announced at the annual Aircraft Interiors Expo in Hamburg, Germany, by the Crystal Cabin Award Association in recognition of outstanding innovation in the field of aircraft cabins.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of sales and 60% of deliveries worldwide.

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	193	7	200	188	5
E175	459	350	809	291	168
E190	584	97	681	518	66
E195	165	2	167	140	25
E175-E2	100	100	200	-	100
E190-E2	77	85	162	-	77
E195-E2	90	80	170	-	90
TOTAL E-JETS	1,668	721	2,389	1,137	531

Executive aviation

The Executive aviation segment delivered 26 light jets and 7 large jets, totaling 33 aircraft in 2Q15. This figure is 14% higher than the deliveries registered during 2Q14.

DELIVERIES	1Q15	2Q14	2Q15	YTD15
Executive Aviation	12	29	33	45
Light Jets	10	22	26	36
Large Jets	2	7	7	9

In April, Embraer celebrated the delivery of the 100th aircraft assembled in its Melbourne (Florida) facility. The aircraft was a Phenom 300, the 40th delivered to Netjets.

In May, Embraer Executive Jets attended EBACE (European Business Aviation Conference and Exhibition), held in Geneva. The Company showcased its complete portfolio of executive jets, with the Legacy 450 making its European debut. During the event, Embraer announced the expansion of its customer support and services network in Europe with the construction of a new Maintenance Service Center at Le Bourget airport, Paris. The program development for the Legacy 450 jet continues to advance and entry into service is expected in the fourth quarter of 2015.

Also in May, the Legacy 500 set four new world speed records for its class: the first two records were set on a round-trip flight from Oakland, California to Lihue, Hawaii. The third one was in a route from Bangor (US) to Friedrichshafen (Germany). The last speed record was set in a flight between Düsseldorf (Germany) and Dubai (United Arab Emirates).

In June, Etihad Flight College signed a purchase agreement for four Phenom 100E jets, and options for three additional aircraft. The deal is valued at approximately US$ 30 million at current list prices and deliveries will start in the first quarter of 2016.

Also in June, Embraer delivered the first new Lineage 1000E ultra-large executive jet in North America.

8

Defense & security

Embraer Defense and Security, directly or through a subsidiary, is currently leading several projects that are important to Brazil, such as the development of the KC-390 medium lift military transport jet, the Integrated Border Monitoring System (SISFRON) and systems integration of the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC).

Also, the Company continues to develop a series of campaigns for a variety of applications in its product portfolio, which includes military transportation, pilot training and light attack aircraft, transportation for government and military authorities, intelligence, surveillance, and reconnaissance systems, remote sensing and monitoring, aircraft modernization, and command and control systems and services.

Embraer continues to progress in its development of the KC-390 medium lift military transport jet, which performed its maiden flight in early February of this year. The flight test campaign of this jet is expected to start in 3Q15, and is expected to last approximately 18-24 months. Embraer now expects to receive certification of the KC-390 jet in the second half of 2017, with first deliveries of the aircraft in the first half of 2018.

Embraer and Saab, in April, signed an agreement that establishes a partnership for joint management of the F-X2 Project for the Brazilian Air Force following the Memorandum of Understanding announced on July 11th, 2014. Under this agreement, Embraer will be responsible for extensive work packages in systems development, integration, flight testing, final assembly and aircraft deliveries. Embraer will also participate in the coordination of all development and production activities in Brazil. Furthermore, Embraer and Saab will be jointly responsible for the complete development of the two-seat version of the Gripen NG. In 2015, a team of Embraer engineers and technicians will be based in Sweden to conduct initial training in the maintenance and development work for the Gripen NG. This skill and competence will subsequently be transferred to Brazil. Embraer and Saab will build an Engineering Centre at Embraer's industrial plant in Gavião Peixoto, in the state of São Paulo, to support operations of the Gripen NG fighters with the Brazilian Air Force.

In May, a group of foreign and local military authorities visited the 4th Mechanized Cavalry Brigade, in Mato Grosso do Sul. During this visit, they witnessed the operational capabilities of SISFRON in the region of the Western Military Command. The purpose of the visit was to present strategic solutions developed and implemented by the TEPRO consortium for surveillance and monitoring, currently employed in an extension of 650 km of the western Brazilian border.

Regarding modernization programs, Embraer Defense & Security held the delivery ceremony, in May, of the first modernized AF-1 (AF-1B) fighter jet to the Brazilian Navy at its industrial plant in Gavião Peixoto. The AF-1 program (the name given by the Navy to the McDonnell Douglas A-4 Skyhawk) provides for the revitalization and modernization of 12 subsonic jets – nine AF-1 single-seaters and three AF-1A two-seaters.

Embraer Defense & Security and the Ministry of Defense and Veterans from the Republic of Mali signed, in June, a contract for the acquisition of six A-29 Super Tucano light attack and advanced training turboprops at the Paris Air Show. The ceremony was attended by the Minister of Defense from the Republic of Mali, Tieman Coulibaly. The contract includes logistics support for the operation of these aircraft and also provides a training system for pilots and mechanics of the Mali Air Force. The A-29 Super Tucano will be deployed for advanced training, border surveillance, and internal security missions.

Embraer Defense & Security and the Ministry of Defense of the Republic of Ghana also signed a contract for the acquisition of five A-29 Super Tucanos during the Air Show. The contract includes logistics support for the operation of these aircraft as well as the set-up of a training system for pilots and mechanics in Ghana that will provide autonomy to the Ghana Air Force in preparing qualified personnel.

In June, Atech signed a contract to maintain the air traffic control systems installed for the Brazilian Department of Airspace Control (DECEA).

The Light Air Support (LAS) program, with the United States Air Force, received three A-29 Super Tucanos in the second quarter, bringing the total of aircraft already delivered under this contract to eight.

9

SEC/DOJ INVESTIGATIONS UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing and the Company will continue to cooperate with the governmental authorities, as circumstances may require. The Company has begun discussions with the DOJ for a possible resolution of the allegations of non-compliance with the FCPA. A resolution of the U.S. government inquiries, and related inquiries, proceedings and developments in other countries would result in fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

2015 GUIDANCE REVISION

The Company is revising its 2015 Guidance for revenues, EBIT margin, and EBITDA margin. Consolidated revenues for the year are now expected to stay within a range of US$ 5.8 – US$ 6.3 billion, a reduction from the previous range of US$ 6.1 – US$ 6.6 billion. The decline in revenue guidance for the year is due to a US$ 300 million reduction in expected revenues in the Defense & Security segment, which Embraer now expects to end 2015 within US$ 800 – US$ 950 million. A combination of the impact of continued devaluation of the Brazilian real versus the U.S. dollar and a slower pace of development work on certain Defense & Security contracts led to the revised expectations.

Despite lower revenues for the year, the Company’s guidance for EBIT and EBITDA remains unchanged due primarily to the positive impact from the devaluation of the real versus the U.S. dollar on Embraer’s consolidated margins.  EBIT margin guidance is now revised up to 8.5% – 9.0% from a previous range of 8.0% – 8.5%, and EBITDA margin guidance rose to 12.6% - 13.6% from 12.0% – 13.0%.

2015 - NET REVENUES OUTLOOK (US$ BILLION)
	PREVIOUS			CURRENT
Commercial Aviation	$3.20	-	$3.40	$3.20	-	$3.40
Executive Jets	$1.70	-	$1.85	$1.70	-	$1.85
Defense & Security	$1.10	-	$1.25	$0.80	-	$0.95
Others	$0.10	-	$0.10	$0.10	-	$0.10
EMBRAER	$6.10	-	$6.60	$5.80	-	$6.30

10

2015 - EBIT & EBITDA OUTLOOK (US$ MILLION)
	PREVIOUS			CURRENT
EBIT	$490	-	$560	$490	-	$560
EBIT Margin	8.0%	-	8.5%	8.5%	-	9.0%
EBITDA	$730	-	$860	$730	-	$860
EBITDA Margin	12.0%	-	13.0%	12.6%	-	13.6%

The Company reiterates all other aspects of its 2015 Guidance for commercial and executive jet deliveries and financial performance.

Reconciliation OF IFRS and “non gaap” information

		in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
LTM* (IFRS)	1Q15	2Q14	2Q15
Net Income (Loss) Attributable to Embraer	162.4	571.4	148.3
Noncontrolling interest	14.1	7.1	12.6
Income tax (expense) income	291.9	164.6	271.3
Financial income (expense), net	42.6	79.4	40.1
Foreign exchange gain (loss), net	19.8	(4.9)	(26.1)
Depreciation and amortization	296.9	294.8	297.7
EBITDA LTM	827.7	1,112.4	743.9
(1) Derived from unaudited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow net of financial investments adjustment, less Net additions to property, plant and equipment, Additions to intangible assets, and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

11

		in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(1)
	1Q15	2Q14	2Q15	YTD15
Net Income (Loss) Attributable to Embraer	(61.7)	143.4	129.3	67.6
Noncontrolling interest	2.8	3.3	1.8	4.6
Income tax (expense) income	118.0	41.9	21.3	139.3
Financial income (expense), net	15.2	1.9	(0.6)	14.6
Foreign exchange gain (loss), net	5.3	(3.7)	(49.6)	(44.3)
Depreciation and amortization	69.5	74.6	75.4	145.0
EBITDA	149.1	261.4	177.6	326.8
EBITDA Margin	14.1%	14.8%	11.7%	12.7%
(1) Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

			in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)	(1)
	1Q15	2Q14	2Q15	YTD15
Net Income (Loss) Attributable to Embraer	(61.7)	143.4	129.3	67.6
Net change in Deferred income tax & social contribution	110.0	(14.6)	(6.8)	103.2
Adjusted Net Income	48.3	128.8	122.5	170.8
Adjusted Net Margin	4.6%	7.3%	8.1%	6.6%
(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	1Q15	2Q14	2Q15
Total debt to EBITDA (i)	2.89	2.17	4.74
Net cash to EBITDA (ii)	(0.70)	(0.10)	(0.69)
Total debt to capitalization (iii)	0.39	0.38	0.47
LTM EBITDA to financial expense (gross) (iv)	5.87	8.33	5.22
LTM EBITDA (v)	827.7	1,112.4	743.9
LTM Interest and commissions on loans (vi)	140.9	133.6	142.4
(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

12

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1)		(1)
	Three months ended on		Six Months ended on
	30 Jun, 2014	30 Jun, 2015	30 Jun, 2014	30 Jun, 2015
Revenue	1,761.3	1,513.2	3,003.6	2,569.1
Cost of sales and services	(1,376.1)	(1,226.5)	(2,349.5)	(2,032.1)

Gross profit	385.2	286.7	654.1	537.0
Operating Income (Expense)
Administrative	(53.0)	(46.6)	(100.5)	(89.8)
Selling	(115.1)	(100.2)	(207.5)	(186.3)
Research	(11.4)	(10.8)	(20.7)	(18.2)
Other operating income (expense), net	(18.9)	(27.0)	(46.5)	(60.9)
Equity in gain or losses of associates	-	0.1	-	-

Operating profit before financial income	186.8	102.2	278.9	181.8
Financial (expenses) income, net	(1.9)	0.6	1.0	(14.6)
Foreign exchange gain (loss), net	3.7	49.6	3.3	44.3

Profit before taxes on income	188.6	152.4	283.2	211.5
Income tax expense	(41.9)	(21.3)	(24.2)	(139.3)

Net Income	146.7	131.1	259.0	72.2
Attributable to:
Owners of Embraer	143.4	129.3	254.0	67.6
Noncontrolling interest	3.3	1.8	5.0	4.6

Weighted average number of shares (in thousands)
Basic	732.7	728.9	732.7	728.9
Diluted	736.1	732.3	736.5	732.3

Earnings per share
Basic	0.1956	0.1774	0.3466	0.0927
Diluted	0.1947	0.1766	0.3449	0.0924

Earnings per share - ADS basic (US$)	0.7829	0.7096	1.3867	0.3708
Earnings per share - ADS diluted (US$)	0.7792	0.7064	1.3795	0.3696
(1) Derived from unaudited financial statements.

13

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1)		(1)
	Three months ended on		Six Months Ended
	30 Jun, 2014	30 Jun, 2015	30 Jun, 2014	30 Jun, 2015
Operating activities
Net income	146.7	131.1	259.0	72.2
Items not affecting cash and cash equivalents
Depreciation	41.2	40.1	78.7	84.7
Amortization	33.4	35.3	54.8	60.3
Contribution from suppliers	(7.7)	(7.3)	(11.7)	(13.5)
Allowance (reversal) for inventory obsolescence	(4.2)	6.5	(8.6)	10.0
Inventory and PPE provision for adjustment to realizable value	-	3.9	(0.8)	5.0
Provision for doubtful accounts	(2.6)	2.6	(2.8)	5.4
Deferred income tax and social contribution	(14.6)	(6.8)	(62.2)	103.2
Accrued interest	14.7	4.7	15.6	4.2
Equity in the losses of associates	-	(0.1)	-	-
Share-based remuneration	3.3	0.6	3.3	1.3
Foreign exchange gain (loss), net	0.8	(46.7)	1.3	(39.9)
Residual value guarantee	(1.2)	14.2	(7.6)	1.5
Other	(3.6)	5.1	(3.0)	17.9
Changes in assets
Financial investments (2)	106.7	83.4	55.3	(34.4)
Derivative financial instruments	(6.0)	(14.3)	(2.4)	1.8
Collateralized accounts receivable and accounts receivable	(89.8)	(31.1)	(207.8)	(124.8)
Customer and commercial financing	(2.0)	11.1	(7.5)	11.9
Inventories	97.7	54.2	(141.4)	(239.9)
Other assets	(2.3)	(29.5)	(74.8)	(136.7)
Changes in liabilities
Trade accounts payable	(66.4)	(45.7)	(133.7)	1.1
Non-recourse and recourse debt	(1.1)	0.5	(0.8)	(1.9)
Other payables	(13.0)	11.4	45.1	(20.6)
Contribution from suppliers	106.8	40.4	133.4	104.2
Advances from customers	(191.1)	21.4	(138.4)	26.6
Taxes and payroll charges payable	50.1	44.0	46.0	21.1
Financial guarantee	(55.6)	(15.0)	(60.1)	(14.2)
Other provisions	15.5	4.1	16.0	19.3
Unearned income	(15.6)	19.8	(5.2)	15.4
Net cash generated by (used in) operating activities	140.1	337.9	(160.3)	(58.8)
Investing activities
Additions to property, plant and equipment	(60.3)	(75.8)	(107.9)	(169.2)
Proceeds from sale of property, plant and equipment	(0.1)	1.4	(0.1)	37.5
Additions to intangible assets	(102.5)	(97.7)	(185.8)	(188.6)
Investments in associates	-	(0.2)	-	(0.2)
Bonds and securities	(0.6)	(0.3)	(0.8)	0.1
Net cash used in investing activities	(163.5)	(172.6)	(294.6)	(320.4)
Financing activities
Proceeds from borrowings	199.8	1,153.0	247.5	1,253.7
Repayment of borrowings	(38.0)	(46.1)	(86.1)	(105.8)
Dividends and interest on own capital	(38.5)	(14.7)	(64.6)	(44.3)
Treasury shares	2.5	0.9	14.0	4.1
Net cash generated by financing activities	125.8	1,093.1	110.8	1,107.7
Increase (Decrease) in cash and cash equivalents	102.4	1,258.4	(344.1)	728.5
Effects of exchange rate changes on cash and cash equivalents	21.2	23.6	43.5	(94.7)
Cash and cash equivalents at the beginning of the period	1,259.5	1,064.8	1,683.7	1,713.0
Cash and cash equivalents at the end of the period	1,383.1	2,346.8	1,383.1	2,346.8
(1) Derived from unaudited financial statements.
(2) Include Unrealized (gain) on Financial investments, 2Q14 (20.1), 2Q15 (9.7) and 1S14 (44.1), 1S15 (22.1)

14

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of March 31,	As of June 30,
	2015	2015
Current assets
Cash and cash equivalents	1,064.8	2,346.8
Financial investments	743.2	671.9
Trade accounts receivable, net	752.5	846.0
Derivative financial instruments	5.1	4.9
Customer and commercial financing	13.7	10.2
Collateralized accounts receivable	8.7	9.0
Inventories	2,696.1	2,639.8
Income tax and Social Contribution	90.6	118.2
Other assets	192.7	181.0
	5,567.4	6,827.8
Non-current assets
Financial investments	45.7	46.2
Trade accounts receivable	6.9	6.9
Derivative financial instruments	12.8	11.3
Customer and commercial financing	54.0	46.6
Collateralized accounts receivable	414.0	406.5
Guarantee deposits	587.4	582.8
Deferred income tax	8.6	1.2
Other assets	196.2	229.3
	1,325.6	1,330.8

Investments	0.2	0.4
Property, plant and equipment, net	2,005.3	2,026.2
Intangible assets	1,267.1	1,296.7
	4,598.2	4,654.1

TOTAL ASSETS	10,165.6	11,481.9
(1) Derived from unaudited financial information.

15

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of March 31,	As of June 30,
	2015	2015
Current liabilities
Trade accounts payable	1,016.7	968.4
Loans and financing	260.5	339.9
Non-recourse and recourse debt	12.2	14.8
Other payables	346.0	345.4
Advances from customers	586.6	623.1
Derivative financial instruments	31.6	15.4
Taxes and payroll charges payable	93.3	96.2
Income tax and social contribution	14.8	63.1
Financial guarantee and residual value	59.6	64.0
Provisions	93.7	106.2
Dividends payable	14.8	10.1
Unearned income	173.1	175.8
	2,702.9	2,822.4
Non-current liabilities
Loans and financing	2,128.8	3,189.5
Non-recourse and recourse debt	385.3	383.3
Other payables	32.9	37.6
Advances from customers	214.4	215.6
Taxes and payroll charges payable	109.8	108.2
Deferred income tax and social contribution	368.5	358.3
Financial guarantee and residual value	166.4	161.3
Provisions	133.2	132.4
Unearned income	151.5	168.5
	3,690.8	4,754.7

TOTAL LIABILITIES	6,393.7	7,577.1

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(51.2)	(48.3)
Revenue reserves	2,429.9	2,430.1
Share-based remuneration	33.8	34.4
Retained earnings	(76.9)	40.6
Accumulated Other Comprehensive Loss	(101.4)	(93.8)
	3,672.2	3,801.0
Non-controlling interest	99.7	103.8
Total company's shareholders' equity	3,771.9	3,904.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,165.6	11,481.9
(1) Derived from unaudited financial information.

16

Investor Relations

Eduardo Couto, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q15 Results on Thursday, July 30, 2015 at 10:30am (SP) and 9:30am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574
Operator Assisted International Dial-In Number: (708) 290-0687
Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)
Code: 61529516

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer